May 31, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Attn: Ameen Hamady

Re: eXp World Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2022

Filed February 28, 2023

File No. 001-38493

Dear Mr. Hamady:

On behalf of eXp World Holdings, Inc., a Delaware corporation (the “Company”, “eXp”, “we”, and “our”), I am submitting this written statement in response to the request contained in the letter (the “Comment Letter”) received from the staff  of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission, dated April 26, 2023, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 28, 2023 (the “10-K”).

The text of the Comment Letter has been included below in bold italic type for your convenience, and the paragraphs are numbered according to the numbers in the Comment Letter. For the Staff’s convenience we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Form 10-K for the year ended December 31, 2022

7. Goodwill and Intangible Assets, page 52

1.Please tell us your consideration of including goodwill disclosure by reportable segment. Refer to the accounting guidance in ASC 350-20-50-1.

Response to Comment 1:

In accordance with ASC 350-20-50-1, our organization reviews goodwill and other intangible assets by segment for the fiscal year end. Following our assessment conducted annually, we determined that our goodwill constitutes approximately 7% of our total assets and therefore deemed it immaterial for disclosure. Consequently, we determined not to disclose segment-specific information pertaining to goodwill, as it does not meet the disclosure threshold. It should be noted that any changes in goodwill were associated with the disclosed Zoocasa acquisition as part of the North American Realty operating segment, as outlined in footnote 3 of the 10-K.

Although the Company believes that goodwill has not been material for disclosure by reportable segment and likely will not be material in the foreseeable future, the Company has determined to enhance its reporting practices by disclosing goodwill information by segment in future filings, beginning with the Form 10-Q filing for the period ending June 30, 2023, which figures are estimated to be as follows:

This proposed disclosure intends to provide greater transparency and insight into the allocation of goodwill within our organization, enabling stockholders to have a more comprehensive understanding of our segment-specific financial performance and value drivers.

14. Segment Information, page 62

2.We note your disclosure that in December 2022, you have determined that you have four operating segments and four reportable segments. We further note that on page 2 you disclose that the United States and Canada operating segments are aggregated into one operating segment due to similarities in the markets, economics and management strategy despite disclosing you have four operating and reportable segments. Finally, we note your disclosure on page 26 that in December 22, you have determined that there are four operating segments and three reportable segments. In order to better understand how you applied the criteria under ASC 280-10-50, please address the following in greater detail:
●	Identify all of your operating segments and explain to us how those were determined; and
●	Identify your reportable segments and explain to us how those were determined, including how you considered the aggregation criteria guidance in ASC 280-10-50-11 and ASC 280-10-55-7A through 7C.

Response to Comment 2 (Operating Segments):

As an initial matter, the 10-K contained two typographical errors which are corrected below:

●	The following disclosure on page 2 of the 10-K should read as follows (as shown in track changes format): “North American Realty includes t~~T~~he United States and Canada geographies ~~operating segments are aggregated into~~ due to similarities in the markets, economics and management strategy.”
●	The following disclosure on page 26 of the 10-K should read as follows (as shown in track changes format): “Based on this analysis, in December 2022, we determined that there are four operating segments and ~~three~~ four reportable segments.”

In accordance with ASC 280-10-05-3, the Company has identified Glenn Sanford, Chief Executive Officer of eXp World Holdings, Inc. and eXp Realty, LLC, as the Chief Operating Decision Maker (“CODM”), and Mr. Sanford is responsible for allocating resources and assessing performance based on financial information.

The table below summarizes the operating segments and how they were evaluated:

Operating Segment	Description	ASC 280-10-50-1(a)	ASC 280-10-50-1(b)	ASC 280-10-50-1(c)
North American Realty (“NAR”)

The NAR operating segment generates revenue primarily by serving as a licensed broker for the purpose of processing residential and commercial real estate transactions, from which we earn commissions. North America Realty includes real estate brokerage operations, as well as lead-generation and other real estate support services provided in the United States and Canada.

		NAR operating segment engages in business activities from which it recognizes revenues and incurs expenses related to real estate brokerage markets in the United States and Canada.	The CODM reviews the revenues and adjusted segment EBITDA for the NAR operating segment monthly.	Discrete financial information is available for the North American Realty operating segment.
International Realty (“IR”)

The IR operating segment generates revenue primarily by serving as a licensed broker for the purpose of processing residential real estate transactions in foreign countries, from which we earn commissions. IR includes real estate brokerage operations in twenty-two countries, as well as lead-generation and other real estate support services provided in those locations.

		The IR operating segment engages in business activities from which it recognizes revenues and incurs expenses related to real estate brokerage activities in international markets.	The CODM reviews the revenues and adjusted segment EBITDA for the IR operating segment monthly.	Discrete financial information is available for the International Realty operating segment.
Virbela

The Virbela operating segment is comprised of the Company’s technology business lines that service external and internal customers. These business lines are provided primarily through eXp World Technology, which owns

		The Virbela operating segment engages in business activities from which it recognizes revenues and incurs expenses related to the	The CODM reviews the revenues and adjusted segment EBITDA for the Virbela operating segment monthly.	Discrete financial information is available for the Virbela operating segment.

	the Virbela enterprise metaverse technology and provides technology support services.	metaverse technology that is sold to external customers.
Other Affiliated Services (“Other”)

The Other operating segment includes our various ancillary business lines operated under SUCCESS Enterprises and other joint ventures, which provide services corollary to the other operating segments. SUCCESS Enterprises is a media and personal development Company which designs and distributes SUCCESS Magazine.

		The Other operating segment engages in business activities from which it recognizes revenues and incurs expenses related to the different markets it serves.	The CODM reviews the revenues and adjusted segment EBITDA for the Other operating segment monthly.	Discrete financial information is available for the Other operating segment.

The definition of Adjusted Segment EBITDA includes operating profit, depreciation and amortization, and stock-based compensation expenses. This financial measure is used to assess the performance and profitability of each operating segment within the organization.

Furthermore, as per ASC 280-10-50, the management reporting provided to the CODM, Audit Committee, and Board of Directors reflects the organization’s four operating segments, as defined above, which are deemed the primary basis for decision-making and resource allocation. The financial information presented to these stakeholders typically does not include regular disaggregation beyond the operating segment level, as it aligns with the disclosure requirements outlined in the ASC 280-10-50 guidance.

Response to Comment 2 (Reportable Segments):

In accordance with ASC 280, our evaluation of operating segments for potential aggregation into reportable segments is conducted based on factors such as similarities in the nature of products and services, customer types, distribution methods, and the regulatory environment. As a result of the quantitative analysis below, the operating segments meet the threshold for reportable segments.

Under ASC 280-10-50-12, an operating segment becomes a reportable segment if it exceeds certain quantitative thresholds for revenue, assets, or profit/loss. To calculate the combined revenue, assets, and reported profit/loss, the term “combined” indicates the summation of each identified operating segment’s revenue, assets, or profit/loss as reported and reviewed by the CODM. This combined amount may differ from the consolidated amount reported in the financial statements due to eliminations and other items not included in the operating segment information. Additionally, the measure of profitability used to evaluate reportable segments should be consistently applied and align with the measure used by the CODM. In our case, the CODM utilizes Adjusted Segment EBITDA (as previously defined) as the measure of profitability.

Based on the aforementioned calculation guidance, the Company’s quantitative analysis of its operating segments is as follows:

We determined that each of the four operating segments surpasses the 10% threshold for the absolute value of the Adjusted EBITDA test, thereby meeting the quantitative criteria. As a result of this quantitative analysis, we concluded that all four operating segments qualify as reportable segments.

We appreciate the opportunity to address the comments raised by the Staff. We have carefully reviewed the comments and have provided our responses and clarifications accordingly. The Company remains committed to complying with all applicable regulations and providing transparent and accurate financial reporting. Should you have any further questions or require additional information, please do not hesitate to reach out to our Chief Accounting Officer, Kent Cheng, at (267) 496-8969, or myself at (518) 852-4104. Thank you for your time and attention to this matter.

Sincerely,

/s/ Jeff Whiteside

Jeff Whiteside

Chief Financial Officer